news release

Announcement of inclusion in IBEX 35

Luxembourg, 24 April 2009 - The Technical Advisory Committee of IBEX, the Spanish Stock Exchange index formed by the 35 most liquid securities traded on the Spanish Market, announced on April 23 the inclusion of ArcelorMittal in the IBEX 35 index. This inclusion will take effect from 5 May 2009.

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